February 25, 2014

VIA EDGAR

Ms. Deborah O’Neal Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	William Blair Funds (the “Registrant” or the “Trust”)

Registration Nos. 333-17463 and 811-5344

Dear Ms. O’Neal Johnson:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on February 6, 2014, regarding the Registrant’s Post-Effective Amendment No. 111 to its Registration Statement on Form N-1A filed on December 27, 2013 pursuant to Rule 485(a) under the Securities Act of 1933 in connection with the annual registration statement update for William Blair Macro Allocation Fund and William Blair Commodity Strategy Long/Short Fund (each a “Fund” and, collectively, the “Funds”). Capitalized terms used herein have the same meanings ascribed to them in the prospectus.

Prospectus – Both Funds

1. Comment: Revise the “Shareholder Fees” table to remove the parenthetical in each line item in the table.

     Response: Each Fund has revised its “Shareholder Fees” table in response to the staff’s comment.

2. Comment: In each Fund’s “Annual Fund Operating Expenses” table, “Fee Waiver and/or Expense Reimbursement” may only be disclosed if the fee waiver/expense reimbursement reduced operating expenses during the previous fiscal year.

     Response: Each Fund confirms that the fee waiver/expense reimbursement reduced its operating expenses during the previous fiscal year, as reflected in its updated “Annual Fund Operating Expenses” table.

February 25, 2014

3. Comment: Confirm supplementally that the expense limitation agreement may only be terminated before its stated expiration date by the Board of Trustees of the Trust.

     Response: The expense limitation agreement provides that the agreement shall terminate with respect to the Funds upon the earlier of the termination of the Management Agreement or the date of the expiration of the expense limitation. The expense limitation agreement provides that the agreement may be amended only through an agreement in writing between the Funds (i.e., the Board of Trustees) and the Advisor.

4. Comment: Confirm supplementally that fees waived and/or expenses reimbursed by the Advisor are eligible for reimbursement by the Funds only for the period ending three years subsequent to the commencement of operations of each Fund.

     Response: The Registrant confirms that the eligibility period for reimbursement of fees waived and/or expenses reimbursed for each Fund ends three years subsequent to the commencement of operations of each Fund.

5. Comment: If a Fund’s investment objective can be changed without shareholder approval, state this in the prospectus. Further, if a Fund has a policy with respect to providing notice for changes to the Fund’s investment objective, note such policy in the prospectus.

     Response: As disclosed in the Funds’ Statement of Additional Information, each Fund’s investment objective is fundamental and thus, may not be changed without shareholder approval.

6. Comment: If the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio securities are available on the Registrant’s website, state this in the prospectus.

     Response: Item 9(d) of Form N-1A requires registrants to state that a description of policies and procedures with respect to the disclosure of portfolio securities is available on a fund’s website, if applicable. The Registrant does not currently provide the Funds’ policies and procedures for disclosure of the Funds’ portfolio securities on its website. Therefore, the disclosure has not been revised.

7. Please respond to the staff’s comments on wholly-owned subsidiaries.

(a) Comment: Include disclosure for each Fund to the effect that: (i) the Fund and its Subsidiary on an aggregate basis comply with Section 8 and Section 18 of the 1940 Act; and (ii) the Subsidiary complies with Section 17 of the 1940 Act. Also include the identity of the Subsidiary’s custodian.

February 25, 2014

Response: Each Fund notes that the current disclosure in the prospectus describing the Fund’s investment in its Subsidiary states, “[i]n managing the assets of a Fund’s Subsidiary, the Advisor applies the Fund’s investment policies and restrictions and the Fund’s compliance policies and procedures generally as if such assets were held directly by the Fund.” The Commodity Fund will disclose that State Street Bank and Trust serves as the custodian for the Commodity Fund Subsidiary. The Macro Fund has not invested in commodities through the Macro Fund subsidiary to date and the prospectus discloses that the Macro Fund Subsidiary has not yet commenced operations. Because the Macro Fund Subsidiary has not yet commenced operations it does not have a custodian at this time.

(b) Comment: Include disclosure to the effect that each Subsidiary’s management agreement complies with Section 15(a) of the 1940 Act, and include the Subsidiary’s management agreement as an exhibit to the Registration Statement.

      Response:    As noted above and in the prospectus, the Macro Fund Subsidiary has not yet commenced operations. Therefore, the Macro Fund Subsidiary has not entered into a management agreement. While the Commodity Fund Subsidiary is not required to be registered as an investment company and, therefore, is not required to enter into a management agreement that complies with Section 15(a) of the 1940 Act, the Commodity Fund Subsidiary has entered into a management agreement with William Blair & Company, L.L.C. (the “Advisor”) that substantially complies with the requirements of Section 15(a). The Commodity Fund Subsidiary’s management agreement with the Advisor is in writing and: (1) was initially approved by the Commodity Fund as the sole shareholder of the Commodity Fund Subsidiary; (2) describes the compensation to be paid (i.e., the Advisor is not compensated by the Commodity Fund Subsidiary); (3) continues in effect only so long as the board of the Commodity Fund Subsidiary or a majority of the outstanding voting securities of the Commodity Fund Subsidiary approves its continuance annually; (4) provides that it may be terminated on 60 days’ notice; and (5) provides for automatic termination in the event of its assignment (as that term is defined in the 1940 Act). The Commodity Fund’s prospectus has been revised to state that the Commodity Fund Subsidiary’s management agreement “contains provisions substantially similar to those applicable to management agreements for registered investment companies under the [1940 Act].” The Registrant will include the Commodity Fund Subsidiary’s management agreement as an exhibit to its Registration Statement to be filed pursuant to Rule 485(b).

(c) Comment: Disclose whether each Fund has received a private letter ruling from the Internal Revenue Service with respect to the Fund’s income derived from its investment in the Subsidiary being treated as qualifying income for purposes of the Fund qualifying as a regulated investment company under the Code. If no private letter ruling has been received, disclose the Fund’s consideration of whether such income is qualifying income.

February 25, 2014

      Response: Each Fund has previously disclosed and continues to disclose in the prospectus and SAI that it has applied for a private letter ruling, but that due to the IRS’ suspension of private letter rulings with respect to income from controlled foreign corporations it has not received a private letter ruling. The Commodity Fund has disclosed in the prospectus and SAI that it is relying on the advice of tax counsel with respect to the treatment of such income. The Macro Fund expects to rely on similar advice of tax counsel if the Macro Fund Subsidiary were to commence operations.

(d) Comment: Disclose, if applicable, whether any of a Fund’s principal investment strategies and principal risks constitute principal investment strategies and principal risks of its Subsidiary.

Response: Each Fund notes that the current disclosure in the prospectus describing the Fund’s investment in its Subsidiary states, “[i]n managing the assets of a Fund’s Subsidiary, the Advisor applies the Fund’s investment policies and restrictions and the Fund’s compliance policies and procedures generally as if such assets were held directly by the Fund.”

(e) Comment: Confirm supplementally that the financial statements of a Subsidiary are consolidated with the financial statements of the Fund.

Response: For the information of the staff, as disclosed in the prospectus under “Additional Information Regarding Investment Objectives and Strategies–Use of Subsidiary,” the financial statements of a Fund’s Subsidiary are consolidated with the financial statements of the Fund.

(f) Comment: Confirm supplementally whether all Subsidiary expenses will be included in a Fund’s “Annual Fund Operating Expenses” table.

      Response: If applicable, all Subsidiary expenses are included in a Fund’s “Annual Fund Operating Expenses” table. As indicated in the Response to Comment 7(e), a Subsidiary’s financial statements are consolidated with the Fund’s financial statements. Therefore, the expense information included in a Fund’s “Annual Fund Operating Expenses” table reflect a Fund’s and its Subsidiary’s expenses in the aggregate.

(g) Comment: Confirm supplementally whether a Subsidiary and its board of directors agree to designate an agent for service or process in the United States.

February 25, 2014

      Response: Each Fund, on behalf of its Subsidiary, confirms that the Subsidiary’s directors also serve as trustees of the Registrant and are eligible for service of process in the United States.

(h) Comment: Confirm supplementally whether a Subsidiary will consent to examination of its books and records by the SEC.

    Response: Each Fund, on behalf of its Subsidiary, has previously and continues to consent to examination of the Subsidiary’s books and records by the SEC.

(i) Comment: Confirm supplementally whether a Subsidiary and its directors will sign the Fund’s registration statement.

    Response: Each Fund confirms that the Subsidiary and its directors will continue to sign the Fund’s registration statement.

8. Comment: Consider including “Asset-Backed Securities Risk” and “Mortgage-Backed Securities Risk” in the “Principal Risks of Investing” section of each Fund’s prospectus.

    Response: Each Fund notes that the “Principal Risks” section currently includes disclosure regarding “Mortgage-Backed/Asset-Backed Securities Risk.”

9. Comment:    Consider specifically stating that “Derivatives Risk” in the “Principal Risks” section of each Fund’s prospectus identifies risks associated with investing in futures, options and currency forward contracts.

     Response: Each Fund’s prospectus has been revised in response to the staff’s comment.

10. Comment: If applicable, add disclosure to “Swap Risk” in the “Principal Risks” section of the prospectus that the costs and fees of investing in swaps are not in included in the “Annual Fund Operating Expenses” table.

     Response: Each Fund notes that all derivatives and not just swaps are subject to fees and other costs, and, as such, each Fund has revised “Derivatives Risk” accordingly.

11. Comment: Confirm that the Registrant is aware of the SEC’s and SEC staff’s guidance provided in Investment Company Act Release No. 10666 and other publications relating to investments in derivatives.

    Response: The Registrant is aware of Investment Company Act Release No. 10666 and other SEC staff guidance relating to investments in derivatives.

February 25, 2014

Prospectus – Macro Allocation Fund

12. Comment: Confirm whether the Fund will cover the full notional value of the credit default swaps it sells (writes).

    Response: The Fund confirms that it will cover the full notional value of the credit default swaps it sells, in accordance with its asset segregation procedures, and disclosure has been added to the SAI in response to the staff’s comment.

Prospectus – Commodity Strategy Long/Short Fund

13. Comment: Confirm whether “Acquired Fund Fees and Expenses” during the previous fiscal year were greater than 1 basis point, and if so, include a separate line item in the Fund’s “Annual Fund Operating Expenses” table.

    Response: “Acquired Fund Fees and Expenses” were not greater than 1 basis point during the previous fiscal year and therefore no separate line item for “Acquired Fund Fees and Expenses” is included in the Fund’s “Annual Fund Operating Expenses” table.

14. Comment: In the disclosure following the Fund’s “Annual Fund Operating Expenses” table, state that the fees associated with the Fund’s investment in swaps are indirect costs of the Fund, and, to the extent estimable, include the estimated cost of the Fund’s investment in swaps during the previous fiscal year in basis points.

    Response: The Fund has included the disclosure suggested by the staff.

15. Comment: Confirm that the disclosure in the first paragraph of the “Principal Investment Strategies” section included in the prospectus is appropriate in light of Fund’s investment strategies.

    Response: The Fund believes that the disclosure is appropriate.

16. Comment: Consider using a term other than “Index” in the “Principal Investment Strategies” section of the prospectus to define the customized index designed to replicate the aggregate returns of the trading strategies of CTAs selected by the Advisor.

    Response: The prospectus now uses the term “Underlying Index.”

17. Comment: Include disclosure indicating that the Fund is non-diversified.

    Response: The Fund has added appropriate disclosure to the prospectus.

February 25, 2014

18. Comment: If the fees associated with investing in Underlying Vehicles are not included in the Fund’s fee table, describe the fees associated with such investments.

    Response: For the information of the staff, while the Underlying Vehicles constitute eligible investments for the Fund, it has not invested in Underlying Vehicles to date. In addition, the “Underlying Vehicles Risk” disclosure in the Fund’s prospectus describes potential fees associated with investing in Underlying Vehicles. The Registrant believes the Fund’s current disclosure is appropriate given its circumstances.

19. Comment: If the Underlying Vehicles in which the Fund may invest include commodity pools, disclose risks associated with commodity pools in the “Underlying Vehicles Risk” disclosure included in the prospectus.

    Response: The Registrant has revised the prospectus in response to the staff’s comment.

20. Please respond to the staff’s comments on the “Prior Performance of a Similar Account–Commodity Fund” section of the prospectus:

(a) Comment: Confirm whether the portfolio management team continues to manage the Similarly Managed Account disclosed in the related performance table and disclose that the portfolio management team joined the Advisor when the Advisor acquired Guidance Capital LLC.

        Response: The Advisor has confirmed that the portfolio management team continues to manage the Similarly Managed Account and the Fund has revised the disclosure in response to the staff’s comment.

(b) Comment: Disclose that the related performance information includes all accounts managed by the portfolio management team with substantially similar objectives, policies and strategies as the Fund’s.

        Response: The Advisor has confirmed that the Similarly Managed Account is the only account with substantially similar objectives, policies and strategies as the Fund’s, and the Fund has revised the disclosure in response to the staff’s comment.

(c) Comment: The related performance of the Similarly Managed Account should be calculated and shown separately for the period that the portfolio management team was with Guidance Capital LLC and the period that the portfolio management team has been with the Advisor.

February 25, 2014

    Response: The related performance average returns table has been revised to include a new footnote that discloses the performance of the Similarly Managed Account on a gross and net basis during the period that the portfolio management team was with Guidance Capital LLC and for the period that the portfolio management team has been with the Advisor. The value and performance of the Similarly Managed Account is calculated only once per month, at month-end, and, therefore, the disclosure provides the annualized returns of the Similarly Managed Account (i) from inception on January 1, 2010 through March 31, 2011, the month-end immediately prior to the Advisor’s acquisition of Guidance Capital LLC (on April 11, 2011), and (ii) from April 1, 2011, the beginning of the month of acquisition, through December 31, 2013.

(d) Comment: Confirm supplementally that the Advisor has all performance records with respect to the performance of the Similarly Managed Account while the portfolio management team was at Guidance Capital LLC.

        Response: The Advisor has confirmed that it has all required records with respect to the performance of the Similarly Managed Account.

(e) Comment: Confirm supplementally that the adjustment made to the Similarly Managed Account returns in order to calculate the returns net of the Fund’s Class N fees and expenses does not result in higher performance than using the Similarly Managed Account’s actual fees and expenses.

    Response: The Advisor has confirmed that the returns of the Similarly Managed Account net of the Fund’s Class N fees and expenses results in lower returns than if the returns were calculated net of the Similarly Managed Account’s actual fees and expenses.

February 25, 2014

Statement of Additional Information

1. Comment: Confirm supplementally that the “Other Directorships Held by Trustees” disclosed in the trustee table are directorships held during the past five years.

    Response: The Registrant confirms that the disclosure covers the previous five years with respect to each trustee.

2. Comment: Confirm that the name of the Funds’ independent registered accounting firm will be disclosed in the 485(b) filing for the Funds.

    Response: The Registrant confirms that the applicable disclosure will be included in the 485(b) filing.

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If you have any questions regarding these responses, please call me at (312) 609-7738.

Very truly yours,

/s/ Michael J. Murphy

Michael J. Murphy

cc:	Richard W. Smirl (William Blair & Company L.L.C.)
Michael Jacobs (William Blair Company L.L.C.)
Colette M. Garavalia (William Blair & Company L.L.C.)
Maureen A. Miller (Vedder Price P.C.)
John S. Marten (Vedder Price P.C.)